UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 6, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Ad Scheepbouwer extends contract and invests in KPN, dated November 6, 2007.

Press release

Ad Scheepbouwer extends contract and invests in KPN	Date
6 November 2007

Number
078pe

The Supervisory Board of Royal KPN NV is pleased to announce that in line with his previous intention, Ad Scheepbouwer will stay on as Chairman of the Board of Management and CEO of KPN for the next four years until 1 July 2011. The contract was signed today after the General Meeting of Shareholders approved the arrangement in shares as long-term incentive in Mr. Scheepbouwer’s remuneration package. No changes have been made to the other parts of his remuneration package.

As previously announced, Mr. Scheepbouwer will invest the net proceeds of his EUR 2.5 million pension bonus in KPN shares tomorrow.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 7, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel